SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 4, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica del Perú S.A.A.

Item

1.	Free translation of a letter to the CONASEV dated March 26, 2003, regarding the Annual Shareholders Meeting.

2.	Free translation of a letter to the CONASEV dated March 27, 2003, regarding the redemption of the 25th Issue of the Second Program of Telefónica del Perú Commercial Papers, Series G.

3.	Free translation of a letter to the CONASEV dated March 25, 2003, regarding the meeting of the Board of Directors.

4.	Standards on the Release of Information to the Market

5.	Operative and Commercial Structure

6.	Free translation of a letter to CONASEV dated March 31, 2003, regarding the Issuance of the 27th Issuance of the Second Program of Telefónica del Perú Commercial Papers, Series A, B, C and D.

Item 1

TRANSLATION

GGR-135-A-156-2003

Lima, March 26, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.—

Re:	Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that it has been held today, in the first call, the Annual Shareholders Meeting and the Class B Special Shareholders Meeting, as well as the Class A1 Special Shareholders Meeting Class, and reached the following agreements which are Key Events:

Annual Shareholders Meeting

•	Approved the Financial Statements of the year 2002. On the other hand, we would like to remark that these audited consolidated and non-consolidated annual financial statements were presented to your institution on February 24 with our letter No. GGR-135-A-.091-2003, so for this reason we are only enclosing herewith the information in a diskette. We are also enclosing the Annual Report of the year 2002, according to the conditions approved by the Annual Shareholders Meeting.

•	Declared a dividend of S/. 14 231 353.20, which is, the addition of 0.008264603529551 per share. Likewise, it was agreed to transfer the balance of the earnings of the year 2002 to the account of Retained Earnings and authorized the Board of Directors to fix a provisional dividend on behalf of the final dividend to be approved by the year 2003 General Shareholders Meeting, as well as to decide what to do with the Retained Earnings, and may agree to pay the dividends in full or part of them, as well as to record and register the dates of delivery and any other matter that it may be needed.

•	Approved the compensation of the directors for the year 2003, which will be the same as the one fixed by the General Shareholders meeting of March 1998.

•	Delegated to the Board of Directors the designation of the external auditors for the year 2003.

•	Agreed that the member of the Board of Directors of the Company will be nine for the year 2003.

Class B Special Shareholders

In addition, the Class B Shareholders Meeting, assigned the following four directors and their alternate directors:

•	Mr. José Antonio Colomer Guiu, Spanish, identified with carne de extranjería No. N-109953, and Mr. Javier Marín Estévez, Spanish, identifies with carne de extranjería No. N-92807, as alternate director.

•	Mr. Enrique Normand Sparks, identifies with DNI NO. 08235764, and Mr. Vicente Murcia Navarro, Spanish, identifies with carne de extranjería No. N-85232, as alternate director.

•	Mr. Javier Nadal Ariño, Spanish, identified with Passport No. 73180805-A, and Mrs. Julia María Morales Valentín, identifies with DNI No. 08768750, as alternate director, and

•	Mr. Juan Revilla Vergara, identified with DNI 08234014, and Mr. Diego Martínez-Caro, Spanish, identified with carne de extranjería No. N-118184, as alternate director.

Class A-1 Special Shareholders

The Class A-1 Special Shareholders assigned the following five directors and their alternate directors:

•	Mr. Fernando José de Almansa Moreno-Barreda, and Mr. José Luis García Vélez, Spanish, identified with carne de extranjería No. N-99623, as alternate director.

•	Mr. José María Álvarez-Pallete López, Spanish, identified with Passport No. 50705869-T, and Mr. Juan Carlos Ros Brugueras, Spanish, identified with Passport No. 46115906, as alternate director.

•	Mr. Alfonso Ferrari Herrero, and Mr. Ludwig Allan Vicente Meier Cornejo, identified with L.E. No. 07854691, as alternate director.

•	Mr. Eduardo Caride, Argentinean, with Passport No. 12093391, and Mr. Antonio Remo Airladi Quiñones, identified with DNI No. 08787744, as alternate director, and

2

•	Mr. Enrique Used Aznar, Spanish, identifies with Passport No. 17793130-P, and Mr. Jorge Alfredo Melo-Vega Castro, identified with DNI No. 98787430, as alternate director.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

3

COMPANY	INSCRIPCIÓN IN THE RPMV
Telefónica, S.A.	X
Telefónica de España, S.A. (Sociedad Unipersonal)
Telefónica Móviles, S.A
Telefónica Datacorp, S.A. (Sociedad Unipersonal)
Terra Networks, S.A.
Grupo Admira Media, S.A. (Sociedad Unipersonal)
Telefónica Publicidad e Información, S.A.
Atento Holding Inc.
Telefónica Internacional, S.A.
Telefónica Perú Holding S.A.C.
Emergia, N.V.
Telefónica del Perú S.A.A.	X
Telefónica Multimedia S.A.C.
Servicios Editoriales del Perú S.A.C.
Telefónica Publicidad e Información Perú S.A.C.
Transporte Urgente de Mensajería S.A.C.
Telefónica Servicios Digitales S.A.C.
Telefónica Soluciones Globales Holding S.A.C.
Telefónica Servicios Integrados S.A.C.
Telefónica Servicios Comerciales S.A.C.
Servicios Globales de Telecomunicaciones S.A.C.
Telefónica Servicios Técnicos S.A.C.
Media Networks S.A.C.
Zeleris Perú S.A.C.
Telefónica Gestión de Servicios Compartidos Perú S.A.C.
Telefónica Centros de Cobro S.A.C.
Telefónica Móviles Perú Holding S.A.A.	X
Telefónica Móviles S.A.C.
Telefónica Empresas Perú S.A.A. (antes Telefónica Data Perú S.A.A.)	X
Telefónica Servicios Financieros S.A.C.
Teleatento del Perú S.A.C.
Terra Networks Perú S.A.

4

TELEFÓNICA DEL PERÚ S.A.A.

1. CIIU :	64207

2. R.U.C. :	20100017491

3. Address :	Av. Arequipa 1155, Santa Beatriz, Lima

4. Legal Representative :	Revilla Vergara, Juan

5.    Shareholders with 5% more of the share capital :

Telefónica Internacional, S.A.

Telefónica Perú Holding S.A.C.

6.    Board of Directors (memeber):

Almansa Moreno-Barreda, Fernando José de
Álvarez Pallete López, José María	Pasaporte N° 50705869-T
Caride, Eduardo	Pasaporte N° 12093391
Colomer Guiu, José Antonio	Carné extranjería N° N-109953
Ferrari Herrero, Alfonso
Nadal Ariño, Javier	Pasaporte N° 73180805-A
Normand Sparks, Enrique	D.N.I. N° 08235764
Revilla Vergara, Juan	D.N.I. N° 08234014
Used Aznar, Enrique	Pasaporte N° 17793130

7.    Chief Financial Officer:

Revilla Vergara, Juan

5

Item 2

TRANSLATION

GCF-220-A1-0266-03

Lima, March 27, 2003

Messrs.

Comisión Nacional Supervisora

De Empresas y Valores—CONASEV

Lima.—

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding the by-laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the Series G of the 25th Issuance of the Second Program of Commercial Paper, under the following characteristics:

Issue	Series	Term	Date of Issue	Date of Maturity	Nominal Value
25th	G	120	25.11.02	25.03.03	S/. 750,000.00

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

Item 3

TRANSLATION

GGR-135-A-150-03

Lima, March 25, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.—

Re: Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we are pleased to inform you the following agreements reached in the Board of Directors held today, which are considered key events:

—	The Board of Directors accepted the proposal given by the President as per the powers granted to him on January 21, which were presented to the market as key events on February 24, 2003.

—	According to the Conasev Resolution No. 107-2002-EF/94.10, approved the Standards of Release of Information to the Markets, enclosed herewith.

—	Approved the partial modification of the Company’s by-laws regarding the commercial and operative areas, which is enclosed herewith. Under this new structure, the Board accepted the resignation of Mr. José Luis Baranda, Spanish, identified with passport No. 2010009, from the position of Controller, and appointed as his replacement, Mr. Diego Martinez-Caro, Spanish, identified with carne de extranjería No. N-118184. At the same time, the Board appointed as Manager of Recourses, Mr. Séneca Gustavo de la Puente Estremadoyro, identified with DNI No. 06417179.

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

Item 4

STANDARDS ON THE RELEASE OF INFORMATION TO THE MARKET

1.	General Aspects

1.1.	Purpose

These standards are aimed at establishing the provisions required for the drafting and filing of Key Events, Other Communications, Privileged Information, and other periodical information which must be submitted to those institutions which represent markets where the Company has listed securities, so as to guarantee that any relevant corporate data is disseminated to them in a clear, truthful, readily understandable, and timely manner.

1.2.	Scope

Directors, managers, and the other public officials of Telefónica del Perú S.A.A. (hereinafter the Company) are required to comply with the provisions of these standards.

1.3.	General Principles of Material Facts and Other Communications

1.3.1	According to the provisions of the Securities Act and in the Regulations on Key Events, Privileged Information, and Other Communications approved by means of CONASEV Resolution N° 107-2002.EF/94.10 (the Regulations), the Company will immediately disseminate Key Events, Other Communications, and the periodical information which is legally required to be submitted, to the National Commission Supervising Entities and Securities (CONASEV), the Lima Stock Exchange, and the other institutions representing those markets where it has listed securities.

1.3.2	The contents of communications should be clear, truthful, and complete, so as not to lead to confusion or deception.

1.3.3	The Company must submit the information about Key Events and Other Communications through the means to be established for that purpose and complying with the time, fashion, and means requirements of the Securities Act, the Regulations, and the other rules which may be applicable.

1.3.4	As provided for in the Regulations, Key Events and Other Information must be reported, at the latest, at 17:00 hours on the working day following that of the adoption of the agreement, decision, or the occurrence of the event ranked as Material Fact or Other Information.

1.3.5	Key Events and Other Communications will be filed by the Company first with CONASEV and the Lima Stock Exchange, prior to any other medium to which it may disseminate such information.

2.	Definitions

For purposes of these standards, the following terms will be considered:

2.1.	Key Events

Such are considered to be:

2.1.1.	Acts, decisions, facts, and agreements likely to affect the Company and its businesses, as well as the companies making up its Economic Group.

2.1.2.	The information which has, or is likely to have, direct substantial impact on the pricing, offering or negotiation of securities listed in the Stock Exchange Public Register.

2.1.3.	Key Events include ongoing negotiations concerning the Company, the worth, and the offering made of it.

2.1.4.	In general, any information required in order for investors to form an opinion on the implicit risk posed by the Company, its financial standing and operating profit (loss), and its issued securities.

According to the provisions of the Securities Act, the relevance of a fact is measured by the influence it may exert on a sensible investor to affect his decision on whether to invest or not in the Company.

2.2.	Other Communications

Other Communications are press releases, declarations to the media, statements to analysts or investors, inter alia, those at which information on the general development of the Company or its Economic Group is disseminated.

2.3.	Privileged Information

According to the provisions of the Securities Act and in the Regulations, a key event—including ongoing negotiations—may be privileged whenever it is believed that its early dissemination may cause harm or prejudice to the Company. In such a case, the event will need to be handled in compliance with the provisions of numeral 3.6 hereof.

3.	General Provisions

3.1.	About the Stock Exchange Representatives

3.1.1.	The Board of Directors will designate the Stock Exchange Representative, which will be communicated to Conasev, the Lima Stock Exchange, and other institutions, as applicable, as a Key Event. According to the provisions in the Regulations, the removal of the Dealer, as well as the identity of its substitute, must be reported as a Key Event to the market.

3.1.2.	The Stock Exchange Representative will be the only one authorized to report to Conasev and the Lima Stock Exchange information concerning Key Events, Other Communications, and Privileged Information. In case of the absence or incompetency of the Representative, his duties will be undertaken by the General Manager, Chairman or Vice Chairman of the Board, and the intervention of either one will suffice to justify the absence or incompetency to attend of the others.

3.1.3.	The General Secretary must certify the Representative, General Manager, Chairman or Vice Chairman of the Board before Conasev and the Lima Stock Exchange; to that end, he must submit, prior to any communications to the market, the form approved by it and duly signed by said officials.

3.2.	Key Events preparation and filing procedures

3.2.1.	The responsible person from Central Management or from the area that has knowledge of the information likely to be regarded as a Key Event according to the definition contained in section 2.1 above and in Annex N° 1 to Conasev Resolution N° 107-2002-EF/94.15, must immediately inform the Stock Exchange Representative accordingly in writing, upon occurrence of the event or the adoption of the relevant agreement.

3.2.2.	The information must be submitted to the Representative on the same day of its occurrence and immediately thereupon.

3.2.3	Without prejudice to the provisions in paragraph 3.2.1 above, the obligation to inform the Representative of the existence of a decision or of some fact subject to a notification requirement lies specifically with the Chairman of the Board, the General Manager, and the senior staff composed of the General Secretary, Finance Central Management, Regulation and Strategic Planning Central Management, Human Resources Management, Control Central Management, Internal Control Central Management, Institutional Relations Central Management—or their corresponding equivalent hierarchies within the organization chart of the Company, prevailing at any given time.

3.2.4	The information to be furnished to the Representative must be complete and sufficient, to enable him to assess and determine its relevance, and the need of its dissemination to the market.

3.2.5	The Representative or whoever assumes his duties according to the provisions of numeral 3.1.2 above may obtain the opinion or the approval from the management or the area under whose jurisdiction is the operation, agreement, fact or decision, with respect to information to be furnished to the market.

3.2.6	So as to ensure that any relevant information from the Company is known to the main executives, the Representative must provide the Chairman of the Board, General Manager, Finance Central Manager, Control Central Manager, Institutional Relations Central Manager, and others as he may deem appropriate, with a copy of any documents it has filed at the markets.

3.2.7	To the extent that the Company’s securities are listed on foreign exchanges, it will be necessary to submit information addressed in these standards in the language of the pertinent country; accordingly, the Representative must immediately request the corresponding translation from the Area Dealing with Investors.

3.2.8	If any inaccurate or incomplete information should be disclosed with regard to a Key Event, it will be the responsibility of the Representative to clarify or deny such information; to that end, it will abide by the procedure and requirements provided for that purpose.

3.3	Procedure for the filing of Other Communications

3.3.3	Press releases and declarations to the media

The Institutional Relations Central Management must inform the Representative every time that the Company publishes press releases or that any of its officials makes statements to the mass media on the development of company businesses or those of its economic group.

If applicable, it will be the responsibility of the Institutional Relations Central Management to furnish the Representative copy of the information that should be attached to the notice to be submitted to CONASEV and the other institutions, and the Representative will pay due regard to the provisions of the foregoing numeral 3.2.7.

3.3.4	Statements to analysts or investors

•	It will be the responsibility of the Finance Central Management to inform the Representative of any meetings with analysts and investors, telephone conferences, and other events at which it hands out information on the course of company businesses and those of its economic team.

•	The persons attending such meetings must abstain from disclosing this type of information if it was previously not disclosed to the market.

•	If applicable, it will be the responsibility of the Finance Central Management to furnish the Representative copy of the information which should be attached to the notice to be submitted to CONASEV and the other institutions, and the Representative will pay regard to the provisions of numeral 3.2.7. above.

3.4	Periodical Information

3.4.3	Periodical information on profits (losses)

In line with current legal requirements, on a regular basis, the Company prepares the following data for its dissemination to the markets:

•	Periodic financial data: The Company will submit, in the manner and within the time periods required by current legal provisions, the periodic, individual, and consolidated financial data corresponding to the March 31, June 30, September 30, and December 31 closing dates of every year.

•	Annual financial data: The Company will submit, in the fashion and within the time periods called for by current legal provisions, the annual, individual, and consolidated financial data comprised between the first and last days of every fiscal year.

The Company will submit any such profit (loss) reports to all markets where its securities are admitted for negotiation, in line with requirements and time periods demanded in each case.

3.4.1.1.	General principles

•	Periodical financial data reported to the markets must be prepared as established in the Regulations on Financial Data approved by Conasev Resolution N° 103-99-EF/94.10, as amended or extended.

•	The preparation and reporting of periodical financial data shall be the responsibility of the Control Central Management. In its case, the preparation of the Management Report shall be the responsibility of the Finance Central Management. Said Central Managements are entitled to collect any internal certifications deemed necessary from the various organization areas and from the several companies whose profits (losses) are consolidated with those of the Company’s.

•	Intermediate and annual data on profits (losses) prepared as provided for in the law shall be submitted by the Representative as a Key Event to Conasev, the Lima Stock Exchange, and the other institutions representative of the relevant stock/securities market, no later than the day following their approval by the pertinent corporate body.

•	Periodic and annual data on profits (losses) must be submitted to Conasev, the Lima Stock Exchange, and the other institutions who represent a stock market prior to any dissemination thereof attempted to be made by the Company to other means. If the Company should prepare complementary information or any pertinent additional documents on profits (losses), these must be submitted to the aforesaid institutions prior to their dissemination to the public.

3.4.4	Annual Reports (Annual Report and Form 20 F)

Annual Reports are those not exclusively containing economic-financial data, but general information on the Company and the development of its businesses, the filing of which is required by the laws of some markets where the Company’s securities are traded.

3.4.4.1	General Principles

Annual reports must be drawn up in a clear and accurate language; the data therein contained must be truthful, accurate,

and complete in all relevant aspects. These reports must contain all material information on the Company’s business and activities as required by the applicable legislation, so that they will reasonably provide an accurate image of the financial standing, profits (losses), and of every material aspect of the business.

3.4.4.2	Annual Report preparation process

•	At the First Steering Committee (meeting) of each fiscal year, this body will entrust the responsibility of the preparation of the Annual Report to a Central Management (hereinafter the Officer in Charge), whose staff will undertake the duty to begin the project, do follow-up, coordinate the preparation process, review and consolidate any data corresponding to be included in the applicable Annual Report, under the supervision of the pertinent Central Manager.

•	In turn, the Finance Central Manager, the Control Central Manager, the General Secretary, the Internal Control Central Manager, the Regulation and Strategic Planning Central Manager, and the Institutional Relations Central Manager must expressly designate an officer from their respective managements who will be the spokesman for purposes of the preparation of the applicable Annual Report and who may render an opinion regarding those aspects submitted for consultation. It will correspond to the official so designated to keep the Central Manager continuously updated on the progress of the Annual Report.

•	Within a week of having received such assignment, the Officer in Charge must submit to the respective areas the Annual Report preparation schedule, as well as a breakdown of the information to be submitted.

•	The Officer in Charge may convene those officials designated by each Central Management for a joint analysis and discussion of the Annual Report project, and also to request additional information, amend that which has been submitted, or specificly comment on matters within their field of expertise; to that end, it may fix any deadlines deemed appropriate.

•	In line with the approved work schedule, the Officer in Charge will submit the Annual Report project for its review by the Chairman of the Board, General Manager, General Secretary, and Central Managers, who must propose their comments or observations within the term established for the purpose. Notwithstanding, these officers may have continuous access to the information included in the Annual Report preparation process, and also render any comments deemed appropriate.

•	It will correspond to the General Secretary to ensure that the relevant Annual Report reasonably contains the information to be included therein as per the applicable law.

•	In its case, it will correspond to the Steering Committee to assess the truthfulness, relevance, and sufficiency (adequacy) of the information included in the Annual Report, being entitled to propose any recommendations deemed appropriate.

•	Pursuant to the provisions in current legal provisions, the Officer in Charge must sign a statement of liability to the effect that the data contained in the Annual Report are complete, truthful and reflect, in all material aspects, relevant information on the Company for the period under discussion. For its part, the Officer in Charge may support said declaration in the certifications it may request from those responsible for the data.

•	Following the approval of the Annual Report by the pertinent body, it will direct the Representative to submit said instrument as a Key Event; to such effect, it must abide by the requirements and time periods set forth in the applicable legislation.

3.5	Rules of behavior when dealing with rumors or leaks of Privileged Information

During the stage of confidentiality of privileged information submitted to Conasev, the Company should monitor the behavior of its securities listed on the market, as well as any news which has been released and is likely to affect them. In a hypothetical scenario, if there is abnormal behavior in volumes or negotiated prices, and a reasonable presumption exists that such behavior is derived from a leak of privileged information, the Company will disclose the Key Event and will clearly and accurately inform the status of the operation in progress.

3.6	About Privileged Information

3.6.1	Privileged Information Ranking

•	Officers in Charge of the areas who have information which might be regarded as privileged, must report it directly to the Chairman of the Board, who will submit it to the Board for its review.

•	If it is considered that the information is likely to be regarded as privileged, the Chairman of the Board will convene the Board on the same date that information is received to discuss its being ranked as such, and the Board will be entitled to either hold a session or adopt an agreement in the manner provided in the By-Laws and in the General Corporations’ Act.

•	In order for a specific fact to rank as Privileged Information, it must receive the favorable vote from three fourths ( 3/4) of the Board members.

3.6.2	Release of Privileged Information

•	The information must be submitted to the President of CONASEV within the term established for the reporting of Key Events, and CONASEV must be requested to keep the information confidential.

•	The request should contain:

•	The justification in support of the confidentiality treatment

•	The list of persons to whom the information attempted to be kept confidential is known

•	The term during which confidentiality is requested.

•	A Copy of the Minutes of the Board or of the applicable corporate body at which the confidential treatment was approved, duly certified by the General Manager.

•	During the confidentiality stage, every ongoing act, decision, agreement or negotiation related to the fact filed as Privileged Information will have the same condition as the former and shall be reported in a similar procedure.

3.6.3	Handling of Privileged Information

•	The Representative must maintain a record which specifies the names of those people who have access to certain privileged information, and he will be responsible for expressly warning those people of such condition and that the existence of confidential information itself constitutes privileged information.

•	The Representative must require a confidentiality commitment from those persons outside of the Company, who are aware of the privileged information.

•	Physical information rated as Privileged must be protected by the Representative; to that end, it will direct its storage in a special file.

•	Furthermore, electronic files must be stored with the same regard to confidentiality.

3.6.4	Dissemination of Privileged Information

The dissemination of Privileged Information as a Key Event, in the manner and within the time periods set forth in the Regulations, will apply in the following cases:

•	In the event that the Presidency of CONASEV notifies the Company that the information filed as Privileged does not meet such characteristic.

•	Upon expiration of the privileged nature of information ranking as such, it shall be the responsibility of to the Representative to handle its filing.

4	Final Provisions

4.6	Effectiveness

These standards will become effective as from the date of their approval by the Company’s Board.

Pursuant to the Regulations, these standards must be communicated to Conasev and the Lima Stock Exchange, who will also be notified of any changes hereof within two business days following their occurrence.

Item 6

TRANSLATION

March 31 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.—

Re:    Key Events

Dear Sirs,

According to article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 27th Issuance, of the Second Program of Telefónica del Peru Commercial Papers on March 28, 2003 and inscribed in the Capital Markets Public Records as per Resolution No. 013-2003/EF/94.11.

Serial	Term	Amount S/.	Date of Issue	Date of Maturity
A	183	30 500 000	31/03/2003	30/09/2003
B	213	500 000	31/03/2003	30/10/2003
C	244	500 000	31/03/2003	30/11/2003
D	277	18 500 000	31/03/2003	02/01/2003

We would also like to inform that there is a remaining balance of S/. 70 000 000.00 in the 27th Issuance.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú S.A.A.
Date: April 4, 2003	By:	/s/ JULIA MARÍA MORALES VALENTÍN

		Name:	Julia María Morales Valentín
		Title:	General Counsel of Telefónica del Perú S.A.A.